UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ONEWATER MARINE INC.
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

68280L 101
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 68280L101

1	NAMES OF REPORTING PERSONS
Teresa D. Bos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
806,891

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
806,891

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
806,891

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.6% (1)(2)(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Based on 14,284,501 shares of Class A common stock, par value $0.01 per share (“Class A common stock”), of OneWater Marine Inc., a Delaware corporation (the “Issuer”), issued and outstanding as of January 4, 2023.

(2)	Includes 806,891 shares of Class A common stock held directly by Mrs. Bos and Peter H. Bos, Jr., Mrs. Bos’s spouse, as tenants in the entirety.

(3)
Does not include 854,858 shares of Class B common stock, par value $0.01 per share (“Class B common stock”), of the Issuer, or an equivalent number of common units (“Common Unit”) of One Water Marine Holdings, LLC (“OneWater LLC”) held by Mr. and Mrs. Bos as tenants in the entirety; and does not include 290,186 shares of Class B common stock of the Issuer, or an equivalent number of Common Units of OneWater LLC held directly by Legendary Investments, LLC, a wholly-owned subsidiary of Legendary, LLC, which is controlled by Mr. and Mrs. Bos. At the request of the holder, each Common Unit may be coupled with a share of Class B common stock and redeemed for, at the Issuer’s election and subject to certain restrictions in the Fourth Amended and Restated Limited Liability Company Agreement of OneWater LLC (the “OneWater LLC Agreement”), newly-issued shares of Class A common stock of the Issuer on a one-for-one basis or for a cash payment to be determined pursuant to the OneWater LLC Agreement for each Common Unit redeemed.

Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
Peter H. Bos, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
806,891

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
806,891

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
806,891

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.6% (1)(2)(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Based on 14,284,501 shares of Class A common stock of the Issuer, issued and outstanding as of January 4, 2023.

(2)	Includes 806,891 shares of Class A common stock held directly by Mr. Bos and Teresa D. Bos, Mr. Bos’s spouse, as tenants in the entirety.

(3)
Does not include 854,858 shares of Class B common stock of the Issuer, or an equivalent number of Common Units of OneWater LLC held by Mr. and Mrs. Bos as tenants in the entirety; and does not include 290,186 shares of Class B common stock of the Issuer, or an equivalent number of Common Units of OneWater LLC held directly by Legendary Investments, LLC, a wholly-owned subsidiary of Legendary, LLC, which is controlled by Mr. and Mrs. Bos. At the request of the holder, each Common Unit may be coupled with a share of Class B common stock and redeemed for, at the Issuer’s election and subject to certain restrictions in the OneWater LLC Agreement, newly-issued shares of Class A common stock of the Issuer on a one-for-one basis or for a cash payment to be determined pursuant to the OneWater LLC Agreement for each Common Unit redeemed.

Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
Legendary Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0% (1)(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 14,284,501 shares of Class A common stock of the Issuer, issued and outstanding as of January 4, 2023.

(2)
Does not include 290,186 shares of Class B common stock and an equivalent number of Common Units held by Legendary Investments, LLC. At the request of the holder, each Common Unit may be coupled with a share of Class B common stock and redeemed for, at the Issuer’s election and subject to certain restrictions in the OneWater LLC Agreement, newly-issued shares of Class A common stock of the Issuer on a one-for-one basis or for a cash payment to be determined pursuant to the OneWater LLC Agreement for each Common Unit redeemed.

Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS
Legendary, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0% (1)(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1)	Based on 14,284,501 shares of Class A common stock of the Issuer, issued and outstanding as of January 4, 2023.

(2)
Does not include 290,186 shares of Class B common stock and an equivalent number of Common Units held by Legendary Investments, LLC. At the request of the holder, each Common Unit may be coupled with a share of Class B common stock and redeemed for, at the Issuer’s election and subject to certain restrictions in the OneWater LLC Agreement, newly-issued shares of Class A common stock of the Issuer on a one-for-one basis or for a cash payment to be determined pursuant to the OneWater LLC Agreement for each Common Unit redeemed.

Page 5 of 9 Pages

CUSIP NO. 68280L101

Item 1(a).	Name of issuer:

OneWater Marine Inc.

Item 1(b).	Address of issuer’s principal executive offices:

6275 Lanier Islands Parkway
Buford, Georgia 30518

Item 2(a).	Names of persons filing:

Teresa D. Bos
Peter H. Bos, Jr.
Legendary Investments, LLC
Legendary, LLC

Item 2(b).	Address or principal business office or, if none, residence of each Reporting Person:

4471 Legendary Drive
Destin, Florida 32541

Item 2(c).	Citizenship:

Teresa D. Bos: United States
Peter H. Bos, Jr.: United States
Legendary Investments, LLC: Florida
Legendary, LLC: Florida

Item 2(d).	Title of class of securities:

Class A common stock, par value $0.01 per share, of OneWater Marine Inc.

Item 2(e).	CUSIP number:

68280L 101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

The information regarding ownership set forth in Items 5-9 and 11 of the attached cover pages is hereby incorporated herein by reference.

Item 5.	Ownership of five percent or less of a class:

Not applicable.

Item 6.	Ownership of more than five percent on behalf of another person:

Not applicable.

Page 6 of 9 Pages

CUSIP NO. 68280L101

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person:

Not applicable.

Item 8.	Identification and classification of members of the group:

Not applicable.

Item 9.	Notice of dissolution of group:

Not applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 7 of 9 Pages

CUSIP NO. 68280L101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2023

Teresa D. Bos

By:	/s/ Teresa D. Bos
Name: Teresa D. Bos

Peter H. Bos, Jr.

By:	/s/ Peter H. Bos, Jr.
Name: Peter H. Bos, Jr.

Legendary Investments, LLC

By:	/s/ Pete Knowles
Name: Pete Knowles
Title: President

Legendary, LLC

By:	/s/ Pete Knowles
Name: Pete Knowles
Title: President

Page 8 of 9 Pages

CUSIP NO. 68280L101
Index to Exhibits

Exhibit No.	Exhibit
99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on January 12, 2022).

Page 9 of 9 Pages